

Jovani Prince · 2nd in   The Cracker King

Chief Executive Officer at The Cracker King

Portland, Oregon, United States · 126 connections · **Contact info**

Experience

Chief Executive Officer

The Cracker King · Full-time

Oct 2017 – Present · 3 yrs 3 mos

We are a Gluten Free Cracker / Snack Food company located in Portland Oregon. We currently sell our brand throughout the Pacific Northwest and California.

    

Founder

Nita J's Artisan Crackers

Jun 2013 – Oct 2017 · 4 yrs 5 mos

Terraboost Media

1 yr 5 mos

Regional Sales Director

May 2012 – May 2013 · 1 yr 1 mo

Regional Sales Director

Jan 2012 – May 2013 · 1 yr 5 mos

Skills & endorsements

Marketing Strategy · 5

Wesley W Ramirez and 4 connections have given endorsements for this skill

Marketing · 4

Wesley W Ramirez and 3 connections have given endorsements for this skill

Sales Management · 3

Scott Crawford and 2 connections have given endorsements for this skill

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Interests

Terraboost Media
3,759 followers